UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

White River Energy Corp
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

34963A 101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34963A101	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Mark Pearson
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		1,340,020 (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,340,020 (1)
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,020 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9% (2)
12	TYPE OF REPORTING PERSON
IN

(1)

Consists of (i) 600,000 shares of common stock held by Mr. Pearson individually, (ii) 418,272 shares of common stock held by Nepsis, Inc., an entity which Mr. Pearson controls, and (iii) 321,748 shares of common stock held by the Trust Agreement of Julie L. Pearson U/A 12/28/05 (the “Trust”), a trust in which Mr. Pearson is a co-trustee with his wife, Julie Pearson. Does not include a total of 1,480,040 shares of common stock underlying Warrants held by these entities, which are subject to a 4.99% beneficial ownership limitation. Also does not include a total of 115,830 shares of common stock held or beneficially owned by Mr. Pearson’s adult children. Mr. Pearson disclaims beneficial ownership over the shares of common stock held by the Trust and the shares of common stock owned by his children.

(2)	Based on 45,586,004 shares of common stock outstanding as of December 31, 2023, according to information provided by the issuer and its transfer agent.

CUSIP No. 34963A101	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

White River Energy Corp

(b)	Address of Issuer’s Principal Executive Offices:

609 W/Dickson St., Suite 102 G, Fayetteville, AR, 72701

Item 2.

(a)	Name of Person Filing:

Mark Pearson

(b)	Address of Principal Business Office or, if none, Residence:

8674 Eagle Creek Circle Minneapolis, MN 55378

(c)	Citizenship:

Mr. Pearson is a United States citizen. Nepsis, Inc. is a corporation formed in the State of Minnesota, USA. Julie L. Pearson U/A 12/28/05 is a trust in which Mark Pearson and his wife, Julie Pearson, are co-trustees. Each trustee is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

34963A101

Item 3.

Not applicable.

CUSIP No. 34963A101	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentages set forth on Row (11) of the table for the reporting person are based on 45,586,004 shares of common stock outstanding as of December 31, 2023, according to information provided by the issuer and its transfer agent.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 34963A101	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 14, 2024	By:	/s/ Mark Pearson
Mark Pearson